SciSparc Ltd.

20 Raul Wallenberg Street, Tower A,

Tel Aviv 6971916 Israel

November 20, 2023

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

RE:	SciSparc Ltd. (CIK: 0001611746)
Registration Statement No. 333-275305 on Form F-3 (the “Registration Statement”)

Ladies and Gentlemen:

SciSparc Ltd. (the “Registrant”) hereby requests acceleration of the effectiveness of the above-referenced Registration Statement pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), so that it may become effective on November 22, 2023, at 4:30 p.m., Eastern Time, or as soon thereafter as is practicable.

The Registrant understands that the Securities and Exchange Commission will consider this request for acceleration of the effective date of the Registration Statement as a confirmation of the fact that the Registrant is aware of its responsibilities under the Securities Act and the Securities Exchange Act of 1934, as amended, as they relate to the proposed public offering of the securities specified in the Registration Statement.

The Registrant respectfully requests that it be notified of such effectiveness by a telephone call to Brendan O’Brien, Esq. of Sullivan & Worcester LLP at (212) 660-3013 and that such effectiveness also be confirmed in writing.

Very truly yours,

SciSparc Ltd.

By:	/s/ Oz Adler
Oz Adler, Chief Executive Officer and Chief Financial Officer